

December 18, 2013

<u>Via E-mail</u>
Mr. James F. Shaw
Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, MN 55431

      Re: **Donaldson Company, Inc.**
                  Form 10-K
                  Filed September 27, 2013
                  File No. 1-7891

Dear Mr. Shaw:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Terence O'Brien

                                       Terence O'Brien
                                       Branch Chief